Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On October 20, 2021, Fujian Happiness Biotech Co., Limited, (“Happiness Fujian”) a limited liability company organized under the laws of the PRC and a wholly-owned indirect subsidiary of Happiness Biotech Group Limited (the “Company”) and the Company entered into a Securities Purchase Agreement (the “SPA”) with Mr. Liu Wensheng, the founder, Chairman and Chief Executive Officer of Shennong and Shennong, to acquire 70% equity of Shennong with RMB48 million in cash and 4.2 million restricted shares of the Company.

The following unaudited pro forma combined financial statements were prepared by applying certain pro forma adjustments to the historical financial statements of the Company. The pro forma adjustments give effect to the transaction described above.

The unaudited pro forma combined statements of operations for our fiscal years ended March 31, 2021, give effect to the transaction as if they had occurred on April 1, 2020.

These unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transaction actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma combined financial statements in conjunction with the historical financial statements, including the related notes.

PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2021

(UNAUDITED)

	(A) Happiness Fujian	(B) Shennong	Pro Forma Adjustments		Pro Forma balance sheet
Assets	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	$36,558,752	$3,533	$1,826,123	(1)	$38,388,408
Accounts receivable	34,563,743	10,464,583	-		45,028,326
Inventories	1,785,379	-	-		1,785,379
Prepaid expenses and other current assets	22,189,744	17,396,855	(9,130,614)	(1)	30,455,986
Total current assets	95,097,618	27,864,971	(7,304,491)		115,658,098
Goodwill	162,832	-	7,140,704	(2)	7,303,536
Property, plant and equipment, net	10,514,031	-	-		10,514,031
Intangible assets	-	-	8,529,515	(3)	8,529,515
Land use rights, net	1,832,099	-	-		1,832,099
Other assets	5,138,105	-	-		5,138,105
Total Assets	$112,744,685	$27,864,971	$8,365,728		$148,975,384

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,841,163	$11,763,739	$-		$20,604,902
Other payables and accrued liabilities	3,694,943	4,380,939	-		8,075,882
Income tax payable	334,523	27,301	-		361,824
Short-term bank borrowings	2,237,000	11,528,224	-		13,765,224
Total current liabilities	15,107,629	27,700,203	-		42,807,832
Total liabilities	15,107,629	27,700,203	-		42,807,832

SHAREHOLDERS’ EQUITY
Ordinary shares	15,241	-	2,100	(4)	17,341
Additional paid-in capital	26,545,384	-	3,777,900	(4)	30,323,284
Statutory surplus reserve	7,622,765	-	-		7,622,765
Retained earnings	61,475,891	158,497	(158,497)	(5)	61,475,891
Accumulated other comprehensive income (loss)	(913,621)	6,271	(6,271)	(5)	(913,621)
Total	94,745,660	164,768	3,615,232		98,525,660
Non-controlling interest	2,891,396	-	4,750,496	(5)	7,641,892
Total shareholders’ equity	97,637,056	164,768	8,365,728		106,167,552

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$112,744,685	$27,864,971	$8,365,728		$148,975,384

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)	Derived from the consolidated balance sheet of Happiness Fujian as of March 31, 2021.

(B)	Derived from the consolidated balance sheet of Shennong as of March 31, 2021.

(1)	Decrease for prepaid is related to the deposit made for purchase price and the increase in cash is related to return of excess payment.

(2)	Reflects the goodwill generated from the Business Combination.

(3)	Reflects the acquired identified intangible assets from the Business Combination.

(4)	Reflects the issuance of 4,200,000 Happiness Shares to the Seller, valued at approximately $3.8 million (or approximately $0.9 per share), which is part of the total consideration.

(5)	Reflects the elimination of the historical retained earnings, accumulated other comprehensive income and non-controlling interests of Shennong, the accounting acquiree.

 PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2021

(UNAUDITED)

	(A) Happiness	(B) Shennong	Pro Forma Adjustments	Pro Forma balance sheet

Revenues	$71,484,703	$10,446,698	$-	$81,931,401
Cost of revenues	(53,309,102)	(10,246,570)	-	(63,555,672)
Gross profit	18,175,601	200,128	-	18,375,729

Operating expenses:
Selling and marketing	9,958,886	-	-	9,958,886
General and administrative	5,030,899	105,327	-	5,136,226
Research and development	1,660,100	-	-	1,660,100
Total operating expenses	16,649,885	105,327	-	16,755,212

Operating Income	1,525,716	94,801	-	1,620,517

Other income (expenses):
Interest income	131,901	6,224	-	138,125
Interest expense	(111,799)	-	-	(111,799)
Other income, net	105,522	145	-	105,667
Total other income (expenses), net	125,624	6,369	-	131,993

Income before income taxes	1,651,340	101,170	-	1,752,510

Income tax provision	(959,384)	(25,994)	-	(985,378)

Net income	691,956	75,176	-	767,132
Less: Non-controlling interests	94,400	-	(22,553)	71,847
Comprehensive income attribute to the Company	$786,356	$75,176	$(22,553)	$838,979

Basic and diluted earnings per ordinary share
Basic and diluted	0.03	-	-	0.03
Weighted average number of ordinary shares outstanding
Basic and diluted	26,160,270	-	-	26,160,270

Pro Forma Adjustments to the Unaudited Combined Statement of Operations

(A)	Derived from the consolidated statement of operations and comprehensive income of Happiness Fujian for the year ended March 31, 2021.

(B)	Derived from the consolidated statement of operations and comprehensive income of Shennong for the year ended March 31, 2021.

(1)	The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the Business Combination is being reflected as if it had occurred on April 1, 2020, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding on April 1, 2020.

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